Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended		Nine months ended
	December 31,		December 31,
	2016	2015	2016	2015
Earnings
Consolidated income before provision for income taxes	$184	$364	$886	$1,075
Fixed Charges	187	149	536	434
Earnings	$371	$513	$1,422	$1,509
Fixed Charges
Interest expense	$186	$148	$533	$431
Interest portion of rental expense (1)	1	1	3	3
Total fixed charges	$187	$149	$536	$434
Ratio of earnings to fixed charges	1.98x	3.44x	2.65x	3.48x

(1)	One-third of all rental expense is deemed to be interest.